National Energy Services Reunited Corp. Successfully Starts Unconventional Fracturing Operations in Saudi Arabia

Dhahran, Saudi Arabia, January 30, 2020 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific, today reported the successful start of integrated unconventional fracturing operations in Saudi Arabia. With this project, NESR becomes the first national company in the region to successfully kickoff unconventional fracturing simultaneous operations while also providing integrated project management, hydraulic fracturing, coiled tubing, wireline and perforating, completion tools, and testing services.

Dr. Mohammed Y. Al-Qahtani, Saudi Aramco’s Senior Vice President for Upstream, commented: “I am pleased to see a local company like NESR successfully commence these complex and challenging operations in Kingdom. Unconventional operations are a critical component of this project to produce natural gas in order to serve domestic needs, provide feedstock for the chemical industry, and spur regional economic development in line with Vision 2030, the Kingdom’s national transformation program. I wish NESR and the team success in the execution of these operations.”

Khaled al-Abdulqader, Saudi Aramco’s Executive Director of Unconventional Resources, added: “I congratulate NESR and its technical partners for their strong contribution to date. I am pleased to see NESR’s quick adaption to Saudi Aramco’s systems and their participation in introducing new technologies, which helped efficient frac stages delivery. This is a good example of a local national company competing at global scale and at the same time contributing strongly to the “In Kingdom Total Value Add Program” by developing the Saudi labor force and utilizing local suppliers.”

“The start of integrated unconventional fracturing operations is a significant landmark for NESR and the region,” said Sherif Foda, Chairman of the Board and CEO of NESR. “We are the first national service provider in the region to successfully commence unconventional fracturing simultaneous operations of this technological, operational and logistical complexity and scale. To deliver this at such a high level, without having had any experience in it previously, is a credit to our strong partnership with Aramco and their leadership. In order to successfully kickoff our operations and deliver these exceptional stage efficiency levels, we have leveraged the technology and knowledge base of NextTier Oilfield Solutions, one of the best technology companies in the USA, who have been leading innovation in the unconventional space in North America. I would like to take this opportunity to thank Saudi Aramco for reposing their faith in us to deliver this very important project.”

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 4,000 employees, representing more than 40 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Fluids and Rig Services.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, statements regarding the benefits resulting from the Company’s recent business combination transaction, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: the ability to recognize the anticipated benefits of the Company’s recent business combination transaction, which may be affected by, among other things, the price of oil, natural gas, natural gas liquids, competition, the Company’s ability to integrate the businesses acquired and the ability of the combined business to grow and manage growth profitably; integration costs related to the Company’s recent business combination; estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

For inquiries regarding NESR, please contact:

Christopher Boone or Dhiraj Dudeja

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com